December 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Edward Bartz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 51 to Registration Statement on Form N-1A
Securities Act File No. 033-92982
Investment Company Act File No. 811-09054

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Elliot Gluck on November 26, 2013.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Emerging Markets Equity Fund (the “Fund”), a new series of Credit Suisse Opportunity Funds (the “Registrant”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus

Comment No. 1:                                                     Please provide supplementally a copy of the completed fee table for the prospectus.

Response:                                                                                        The completed fee table for the prospectus was provided to you supplementally on December 20, 2013.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                                                     In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.  The Registrant respectfully submits that the current disclosure in footnote (1) is appropriate disclosure since it explains that a deferred sales charge of 1% will be applied to redemptions of Class A shares that were purchased without a front-end sales load.  Because the deferred sales charge is applicable only to certain redemptions, the Registrant believes that it would be misleading for the fee table to state that a 1% deferred sales charge was generally applicable to redemptions of Class A shares.

Comment No. 3:                                                     Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                                        The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 4:                                                     Please consider deleting the row in the fee table with the caption “Maximum sales charge (load) on reinvested distributions (as a percentage of offering price)”, given that there are no sales charges for any class.

Response:                                                                                        After considering the Staff’s suggestion, the Registrant has determined not to delete the above-referenced row.

Comment No. 5:                                                     The Staff notes that the Fund’s principal investment strategy includes investment in exchange-traded funds.  Please confirm supplementally that disclosure entitled “Acquired fund fees and expenses” will be added as a subcaption to the “Annual Fund Operating Expenses” or “Other Expenses” portion of the fee table, as applicable, if required by instruction 3(f) to Item 3 of Form N-1A.

Response:                                                                                        The Registrant confirms that the fee table will reflect any acquired fund fees and expenses incurred indirectly by the Fund as a result of investment in shares of other mutual funds and exchange-traded funds, to the extent required by instruction 3(f) to Item 3 of Form N-1A.

Comment No. 6:                                                     The second paragraph under the section entitled “Principal Investment Strategies” defines emerging market issuers.

(i)    With respect to part (a) of this definition, please explain supplementally how investing in equity and equity-related instruments of companies “(i) organized, domiciled, or with a principal place of business or primary securities trading market in an emerging market country, or (ii) deriving a substantial portion (at least 50%) of their total revenues or profits from emerging market countries” would expose the Fund to the economic fortunes and risks of emerging market countries.

Response:                                                                In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended, the Securities and Exchange Commission provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  The Registrant believes that each of the criteria listed in the above-referenced definition is a general indicator that an issuer is tied economically to the applicable country or region, and thus to the economic risks and fortunes of the country or region.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.  Certain of the criteria listed in the above-referenced definition are covered by these categories.

(ii)          Part (b) of the definition of emerging market issuers refers to “issuers of instruments that provide exposure to the change in value of, or evidence ownership of underlying securities issued by, a company that meets the definition of an emerging market issuer (as set out in (a) above)”.  Please consider revising this disclosure to clarify the types of instruments this part of the definition is intended to capture.

Response:                                                                The disclosure The Registrant has revised the above-referenced disclosure to read as follows:

Emerging market issuers are . . . (b) issuers of instruments that provide exposure to the change in value of, or evidence ownership of underlying securities issued by, a company that meets the definition of an emerging market issuer (as set out in (a) above) (e.g., depositary receipts, exchange-traded funds).

Comment No. 7:                                                     The third paragraph under the section entitled “Principal Investment Strategies” discusses diversification of the Fund’s investments among emerging market countries.  Please state supplementally whether the Fund has any policy regarding the number of countries or the level of assets that will be exposed to any one emerging market country.

Response:                                                                                        As stated under “Investment Process” in the “Principal Investment Strategies” section of the prospectus, Credit Suisse intends to manage the Fund’s portfolio so that the gross country, sector and life cycle stage weights in the Fund’s portfolio will generally be within a range of

+/- 5% relative to the MSCI Index.  The Fund has no other policies regarding the number of countries or level of assets that will be exposed to any one emerging market country.

Comment No. 8:                                                     The 80% investment policy described in the section entitled “Principal Investment Strategies” includes derivatives.  Please state supplementally how the Fund will value derivatives.

Response:                                                                                        The Fund will value its derivatives using marked-to-market value for purposes of its 80% investment policy.

Comment No. 9:                                                     Please consider moving the fourth paragraph under the section of the summary entitled “Principal Investment Strategies” to the section entitled “The Fund in Detail — Goal and Strategies”.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 10:                                              In the section of the summary entitled “Portfolio Management”, please revise the “portfolio managers” disclosure by deleting the first sentence, which is neither required nor permitted to be included by Item 5 of Form N-1A.

Response:                                                                                        Although Alfred S. Bryant is the lead portfolio manager for the Fund, and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund is managed by the Global Equity Investment Group (of which Mr. Bryant is a member), using a team-based approach.  Accordingly, and consistent with instruction 2 to Item 5(b) of Form N-1A, the disclosure has been revised to state as follows:

The Global Equity Investment Group is responsible for the day-to-day portfolio management of the fund.  Alfred S. Bryant, a Director of Credit Suisse, is the lead portfolio manager and has served as a portfolio manager of the fund since inception.

Comment No. 11:                                              Under “Goals and Strategies” of section entitled “The Fund in Detail,” please add a statement that the investment objective may be changed without shareholder approval, as required by Item 9(a) of Form N-1A.  Please also disclose any advance notice to be given to shareholders in the event of a change in the investment objective.  If no notice is given, disclose that shareholders are not given notice.

Response:                                                                                        The Registrant has added disclosure to the above-referenced section stating that the investment objective may be changed without shareholder approval.  The Registrant has not added disclosure regarding any notice to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 12:                                              Please disclose supplementally the Fund’s policy, if any, with respect to the minimum credit quality and maturity for convertible securities.

Response:                                                                                        The Fund does not currently intend to invest in convertible securities.  Accordingly, references to convertible securities have been removed from the prospectus.

Comment No. 13:                                              Please revise the disclosure in the section entitled “Related Performance Information” to make clear that net performance information for the Lux Subfund is net of all investment advisory fees, brokerage fees and other expenses.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 14:                                              In the section entitled “Related Performance Information”, please delete the second sentence in footnote **, since this disclosure is not relevant given that the performance of the Lux Subfund prior to October 2012 was for a fund with a different portfolio management team and using a different strategy.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 15:                                              In the section entitled “Related Performance Information”, please reverse the order of Gross Returns and Net Returns in the average annual total returns table so that gross returns are not made more prominent than net returns.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 16:                                              Please provide supplementally a copy of the completed performance information for the “Related Performance Information” section of the prospectus.

Response:                                                                                        The completed section entitled “Related Performance Information” was provided to you supplementally on December 20, 2013.

Comment No. 17:                                              Please confirm supplementally that the Lux Subfund is managed separately from, and its assets are not commingled with the assets of, the other subfunds that comprise Credit Suisse SICAV One (Lux).

Response:                                                                                        The Registrant confirms that the Lux Subfund is managed separately from, and its assets are not commingled with the assets of, the other subfunds that comprise Credit Suisse SICAV One (Lux) (the “Company”), an investment company with variable capital (societe d’investissement a capital variable, SICAV). The Company has an umbrella structure and consists of multiple subfunds.  Each subfund represents a portfolio containing different assets and liabilities and is considered to be a separate entity in relation to shareholders and third parties.  The rights of shareholders and creditors of a subfund are limited to the assets of that subfund.

Comment No. 18:                                              In the section entitled “Choosing a Class of Shares—Main Features”, please revise the third bullet under Class A to make clear that the parenthetical refers to a 1% CDSC for shares sold within 12 months of purchase.

Response:                             The Registrant respectfully declines to make the requested change, as it believes the disclosure is clear as is, and the 1% CDSC only applies to certain shareholders in certain circumstances and is fully disclosed in the section entitled “Other Shareholder Information—Class A Limited CDSC.”

Comment No. 19:                                              The section entitled “Other Policies—Special Situations” states that the Fund reserves the right to charge a wire-redemption fee.  Please disclose this fee in the fee table.

Response:                                                                                        The Registrant respectfully declines to take this comment, as the wire redemption fee only applies to certain shareholders in certain circumstances.

Statement of Additional Information

Comment No. 20:                                              Investment Restriction No. 2 under the “Investment Restrictions” section of the Statement of Additional Information states that the Fund may concentrate to the same extent as the Morgan Stanley Capital International (MSCI) Emerging Markets Index (the “MSCI Index”).  Please add a representation that if the Fund changes its benchmark index, it will obtain prior shareholder approval since this is a fundamental policy.

Response:                                                                                        Investment Restriction No. 2 has been revised to replace references to the MSCI Index with a reference to the Fund’s benchmark index.  Accordingly, Investment Restriction No. 2 has been revised to state, in pertinent part, that “if the Fund’s benchmark index is or becomes concentrated in a particular industry or group of industries, the Fund’s investments will exceed this 25% limitation to the extent that it is necessary to gain exposure to that industry or group of industries in a manner consistent with the Fund’s benchmark index.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman
Diana N. Huffman

Enclosures

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP